UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 10, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 9TH, 2026

DATE, TIME AND PLACE: November 9th, 2026, at 12.10 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Gigliola Bonino.

BOARD: Mr. Adrian Calaza – Chairman; and Mrs. Luciene Rodrigues Abrão Pandolfo – Secretary.

AGENDA: (1) To acknowledge the activities carried out by Environmental, Social & Governance Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (2) To acknowledge the activities carried out by the Control and Risks Committee; (3) To acknowledge the activities carried out by the Statutory Audit Committee; (4) Presentation on Environmental, Social & Governance - ESG; (5) Presentation on Cyber Security; (6) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2026, dated as of September 30th, 2026; (7) To resolve on the appointment of the Company’s new Independent Auditors; and (8) To resolve on the proposal to amendment the Policy “Guidelines for Engaging of Independent Auditors”.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matters included in the Agenda, the Board Members, by the unanimous vote of those present, resolved to record their statements and resolutions as follows:

(1) Acknowledged the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on November 9th, 2026, as reported by Mr. Adrian Calaza, Chairman of the CESG.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 9th, 2026

(2) Acknowledged the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on November 9th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

(3) Acknowledged the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on October 30th, 2026, November 6th and 9th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(4) Acknowledged the evolution of the Company’s Environmental, Social, and Governance (ESG) activities, with a highlight on the monitoring the 2026–2028 ESG Plan, the results achieved through the third quarter of 2026, and an update on key ESG indices, ratings, and recognitions.

(5) Acknowledged the Company’s cybersecurity landscape and key initiatives, including the evolution of its cybersecurity maturity and the actions planned for the coming cycles.

(6) Acknowledged the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2026, dated as of September 30th, 2026, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(7) Based on the favorable evaluation of the CAE, recorded at the meetings held on November 6th and 9th, 2026, approved the terms and conditions for engaging the Company’s new Independent Auditors, replacing Ernst & Young Auditores Independentes S/S (“EY”), as follows:

(i) Deloitte Touche Tohmatsu Auditores Independentes Ltda. (“Deloitte”), as the Company’s independent audit firm, to provide accounting audit services for the Company’s financial statements, and to be responsible for reviewing the 2026 annual financial statements for the purposes of compliance with CVM regulations and reporting to the controller, based on the material presented, which is filed at the Company's head office; and

(ii) Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”), as the Company’s independent audit firm, to provide audit services to comply with the rules of the Securities and Exchange Commission (“SEC”), based on the material presented, which is filed at the Company's head office.

(8) Approved the proposal to amendment the Policy “Guidelines for Engaging of Independent Auditors”, according to the material presented and based on the favorable recommendation of the CAE, recorded at the meeting held on November 6th, 2026.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 9th, 2026

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 9th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 10, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer